BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2003 SAYE Share Option Scheme

Period of return:From: 1 July 2017To:31 December 2017

Balance of unallotted securities under scheme(s) from previous return:566,459

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 75,783

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 490,676

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 July 2017To:31 December 2017

Balance of unallotted securities under scheme(s) from previous return:790,494

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 595,034

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 195,460

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 July 2017To:31 December 2017

Balance of unallotted securities under scheme(s) from previous return:1,668,328

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 144,040

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,524,288

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2018

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 July 2017To:31 December 2017

Balance of unallotted securities under scheme(s) from previous return:1,495,088

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 107,526

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,387,562

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528